

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8-51429

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2000 (MM/DD/YY) AND ENDING 09/30/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CLB Capital

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Sheridan Avenue, Suite 107
(No. and Street)



Palo Alto,	CA	94306
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Jahelka (650) 463-1540
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elwood Espina Ferrell, LLP
(Name — *if individual, state last, first, middle name*)

100 No. El Camino Real,	San Mateo	CA	94401
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 28 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, George Jahelka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLB Capital, as of September 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public



OFFICIAL SEAL
VINN DINH
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1306889
SAN DIEGO COUNTY
MY COMM. EXP. JUNE 2, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ☒ Alternate ☐ [0011]

Name of Broker Dealer: CLB CAPITAL [0013]

Address of Principal Place of Business: 200 SHERIDAN AVE#107 [0020]

PALO ALTO [0021] CA [0022] 94306 [0023]

SEC File Number: 8- 46442 [0014]

Firm ID: 77-0496966 [0015]

For Period Beginning 10/01/2000 [0024] And Ending 09/30/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: GEORGE JAHELKA [0030] Phone: 650/463 1540X110 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ☐ [0040] No X [0041]

Check here if respondent is filing an audited report X [0042]

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Elwood·Espina·Ferrell, LLP [70]

ADDRESS

100 No. El Camino Real [71]	San Mateo [72]	CA [73]	94401 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				



ELWOOD • ESPINA • FERRELL LLP
Certified Public Accountants

CLB Capital

Independent Auditors' Report

To the Board of Directors and Shareholder of
CLB Capital:

We have audited the financial statements of CLB Capital as of September 30, 2001, and for the year then ended, and have reported thereon without qualification in our Independent Auditors' Report dated November 20, 2001. In accordance with generally accepted auditing standards and as discussed in our engagement letter dated October 23, 2001, we reviewed the company's system of internal accounting controls to the extent we deemed necessary in establishing the scope of our examination. Although such a review does not necessarily cover all aspects of internal accounting controls and might not detect all weaknesses in the company's system, our review did not disclose any material inadequacies.

Elwood Espina Ferrell LLP

November 20, 2001

100 No. El Camino Real • San Mateo CA 94401-2705 • Telephone 650.579.7200 • Facsimile 650.579.1041 • www.eefcpa.com



ELWOOD • ESPINA • FERRELL LLP
Certified Public Accountants

CLB Capital

Independent Auditors' Report

To the Board of Directors and Shareholder of
CLB Capital:

We have audited the accompanying statement of financial condition of CLB Capital (a California corporation) as of September 30, 2001, and the related statements of income (loss), shareholder's investment, cash flows, and changes in ownership equity for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CLB Capital as of September 30, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the attached schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elwood Espina Ferrell LLP

November 20, 2001

100 No. El Camino Real • San Mateo CA 94401-2705 • Telephone 650.579.7200 • Facsimile 650.579.1041 • www.eefcpa.com

ASSETS

Consolidated ☐[0198] Unconsolidated X[0199]

		Allowable	Non-Allowable	Total
1.	Cash	8,392 [0200]		8,392 [0750]
2.	Receivables from brokers or dealers:			
A.	Clearance account	0 [0295]		
B.	Other	0 [0300]	0 [0550]	0 [0810]
3.	Receivables from non-customers	0 [0355]	0 [0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
A.	Exempted securities	0 [0418]		
B.	Debt securities	0 [0419]		
C.	Options	0 [0420]		
D.	Other securities	0 [0424]		
E.	Spot commodities	0 [0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
A.	At cost 0 [0130]			
B.	At estimated fair value	0 [0440]	0 [0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	0 [0460]	0 [0630]	0 [0880]
A.	Exempted securities 0 [0150]			
B.	Other securities 0 [0160]			

7.	Secured demand notes market value of collateral:	0 [0470]	0 [0640]	0 [0890]
A.	Exempted securities 0 [0170]			
B.	Other securities 0 [0180]			
8.	Memberships in exchanges:			
A.	Owned, at market 0 [0190]			
B.	Owned, at cost		0 [0650]	
C.	Contributed for use of the company, at market value		0 [0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	0 [0480]	0 [0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	0 [0490]	0 [0680]	0 [0920]
11.	Other assets	0 [0535]	4,823 [0735]	4,823 [0930]
12.	**TOTAL ASSETS**	8,392 [0540]	4,823 [0740]	13,215 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	0 [1045]	0 [1255]	0 [1470]
14.	Payable to brokers or dealers:			
A.	Clearance account	0 [1114]	0 [1315]	0 [1560]
B.	Other	0 [1115]	0 [1305]	0 [1540]
15.	Payable to non-customers	0 [1155]	0 [1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		0 [1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	0 [1205]	0 [1385]	0 [1685]
18.	Notes and mortgages payable:			
A.	Unsecured	0 [1210]		0 [1690]
B.	Secured	0 [1211]	0 [1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
A.	Cash borrowings:		0 [1400]	0 [1710]
1.	from outsiders 0 [0970]			
2.	Includes equity subordination (15c3-1(d)) of 0 [0980]			
B.	Securities borrowings, at market value: from outsiders 0 [0990]		0 [1410]	0 [1720]
C.	Pursuant to secured demand note collateral agreements:		0 [1420]	0 [1730]
1.	from outsiders 0 [1000]			
2.				

Includes equity subordination (15c3-1(d)) of 0 [1010]

D.	Exchange memberships contributed for use of company, at market value		0 [1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	0 [1220]	0 [1440]	0 [1750]
20.	**TOTAL LIABLITIES**	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	0 [1770]
22.	Partnership (limited partners ________ [1020])	0 [1780]
23.	Corporations:	
A.	Preferred stock	0 [1791]
B.	Common stock (1,000,000 authorized; 80,000 issued)	80 [1792]
C.	Additional paid-in capital	33,055 [1793]
D.	Retained earnings	(19,920) [1794]
E.	Total	13,215 [1795]
F.	Less capital stock in treasury	0 [1796]
24.	**TOTAL OWNERSHIP EQUITY**	13,215 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	13,215 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
10/01/2000 [3932]	09/30/2001 [3933]	12 [3931]

REVENUE

1.	Commissions:	
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	0 [3935]
b.	Commissions on listed option transactions	0 [3938]
c.	All other securities commissions	0 [3939]
d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	0 [3945]
b.	From all other trading	0 [3949]
c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	0 [3952]
4.	Profit (loss) from underwriting and selling groups	0 [3955]
5.	Revenue from sale of investment company shares	0 [3970]
6.	Commodities revenue	0 [3990]
7.	Fees for account supervision, investment advisory and administrative services	0 [3975]
8.	Other revenue	30,000 [3995]
9.	Total revenue	30,000 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		0 [4120]
11.	Other employee compensation and benefits		0 [4115]
12.	Commissions paid to other broker-dealers		0 [4140]
13.	Interest expense		0 [4075]
a.		0 [4070]	

Includes interest on accounts subject to subordination agreements

14.	Regulatory fees and expenses		600 [4195]
15.	Other expenses		37,214 [4100]
16.	Total expenses		37,814 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		(7,814) [4210]
18.	Provision for Federal Income taxes (for parent only)		0 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		0 [4222]
a.	After Federal income taxes of	0 [4238]	
20.	Extraordinary gains (losses)		0 [4224]
a.	After Federal income taxes of	0 [4239]	
21.	Cumulative effect of changes in accounting principles		0 [4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		(7,814) [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		0 [4211]

EXEMPTIVE PROVISIONS

25.

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐[4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐[4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐[4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐[4580]

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		15,314 [4240]
A.	Net income (loss)		(7,814) [4250]
B.	Additions (includes non-conforming capital of	0 [4262])	5,715 [4260]
C.	Deductions (includes non-conforming capital of	0 [4272])	0 [4270]
2.	Balance, end of period (From item 1800)		13,215 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]



ELWOOD • ESPINA • FERRELL LLP
Certified Public Accountants

CLB Capital

Independent Auditors' Report

To the Board of Directors and Shareholder of
CLB Capital:

We have audited the financial statements of CLB Capital as of September 30, 2001 and have reported thereon without qualification in our report dated November 20, 2001. We have also made an examination to determine if the company paid the appropriate general assessment for the period from October 1, 2000 through September 30, 2001, in accordance with applicable instructions and forms provided by the Securities Investor Protection Corporation, and included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

The company submitted only one General Assessment Payment Form (SIPC-4) during this year, which represented the period from October 1, 2000 through September 30, 2001. This form showed a General Assessment of $150. We have also determined that a General Assessment of only $150 was payable for the year ended September 30, 2001.

In our opinion, CLB Capital has paid all amounts due the Securities Investor Protection Corporation for the year ended September 30, 2001.

Elwood Espina Ferrell LLP

November 20, 2001

100 No. El Camino Real • San Mateo CA 94401-2705 • Telephone 650.579.7200 • Facsimile 650.579.1041 • www.eefcpa.com

CLB Capital

Statement of Shareholder's Investment

Year ended September 30, 2001

	Common Stock		Paid-In	Accumulated
	Shares	Amount	Capital	Deficit
Balance, September 30, 2000	80,000	80	27,340	(12,106)
Contribution of capital	-	-	5,715	-
Net loss	-	-	-	(7,814)
Balance, September 30, 2001	80,000	$ 80	$ 33,055	$(19,920)

The accompanying notes are an integral part of this statement.



CLB Capital

Statement of Cash Flows

Year ended September 30, 2001	
Operating activities:	
Net loss	$ (7,814)
Adjustments to reconcile net loss to net cash used in operating activities-	
Amortization	2,411
Net cash used in operating activities	(5,403)
Net cash provided by financing activity –	
Contribution of capital	5,715
Net increase in cash	312
Cash, beginning of year	8,080
Cash, end of year	$ 8,392

The accompanying notes are an integral part of this statement.



COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		13,215 [3480]
2.	Deduct ownership equity not allowable for Net Capital		0 [3490]
3.	Total ownership equity qualified for Net Capital		13,215 [3500]
4.	Add:		
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
B.	Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		13,215 [3530]
6.	Deductions and/or charges:		
A.	Total nonallowable assets from Statement of Financial Condition (Notes B and C)	4,823 [3540]	
B.	Secured demand note deficiency	[3590]	
C.	Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
D.	Other deductions and/or charges	[3610]	(4,823) [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		8,392 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A.	Contractual securities commitments	[3660]	
B.			

	Subordinated securities borrowings		[3670]	
C.	Trading and investment securities:			
1.	Exempted securities		[3735]	
2.	Debt securities		[3733]	
3.	Options		[3730]	
4.	Other securities		[3734]	
D.	Undue Concentration		[3650]	
E.	Other (List)			
		[3736A]	[3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	
			0 [3736]	0 [3740]
10.	Net Capital			8,392 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	3,392 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	8,392 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	0 [3790]
17.		

Add:

A.	Drafts for immediate credit	0 [3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	0 [3810]	
C.	Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	___ [4602]	[4603]	[4604]	_ [4605]
_ [4610]	[4611]	___ [4612]	[4613]	[4614]	_ [4615]
_ [4620]	[4621]	___ [4622]	[4623]	[4624]	_ [4625]
_ [4630]	[4631]	___ [4632]	[4633]	[4634]	_ [4635]
_ [4640]	[4641]	___ [4642]	[4643]	[4644]	_ [4645]
_ [4650]	[4651]	___ [4652]	[4653]	[4654]	_ [4655]
_ [4660]	[4661]	___ [4662]	[4663]	[4664]	_ [4665]
_ [4670]	[4671]	___ [4672]	[4673]	[4674]	_ [4675]
_ [4680]	[4681]	___ [4682]	[4683]	[4684]	_ [4685]
_ [4690]	[4691]	___ [4692]	[4693]	[4694]	_ [4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

CLB Capital

Reconciliation of Computation of Net Capital

September 30, 2001

Line No.		Net Capital Computation Audited	Net Capital Computation Unaudited	Audited Over/(Under)
1	Total ownership equity	$13,215	$ 17,238	$ 4,023
6A	Nonallowable assets	(4,823)	(9,646)	(4,823)
16	A. I. liabilities	-	800	800
		$ 8,392	$ 8,392	$ -



CLB Capital

Notes to Financial Statements

Year ended September 30, 2001

1.	**Nature of Business and Significant Accounting Policies**	<u>Organization</u> - CLB Capital ("company") was incorporated on October 1, 1998, and subsequently registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. It is the intention of company management to engage primarily in assisting in the private placement of securities and the sales of limited partnership interests for which it would receive commissions.
		The company is a wholly owned subsidiary of Corporate Capital Partners, L.P. ("CCP").
		<u>Amortization</u> - Organization costs represent those costs incurred in creating and incorporating the business and are being amortized over five years.
		<u>Income Taxes</u> - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.
		<u>Use of Estimates</u> - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2.	**Taxes on Income**	The provision for taxes on income for the year ended September 30, 2001 consists of the minimum California Franchise tax of $800.
3.	**Related Party Transaction**	The company entered into an expense coverage agreement with its parent, CCP, on October 1, 1998 where CCP agrees to pay, either directly or indirectly certain expenses and liabilities on behalf of the company until the company is fully operational and licensed to do business as a registered broker/dealer and has operating income from

securities transactions. For the year ended September 30, 2001, CCP paid $5,715 on behalf of the company which is accounted for in the accompanying financial statements of the company as contribution of capital.

